Exhibit 99.53

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Electra Battery Materials Corporation

We, KPMG LLP, consent to the use of our reports dated April 8, 2022 and April 15, 2021, with respect to the consolidated financial statements included in this Registration Statement on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

April 14, 2022

Toronto, Canada

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